Filed Pursuant to Rule 425
of the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Filer: Chiquita Brands International, Inc.
Subject Company: Chiquita Brands International, Inc.; Fyffes plc
Filer’s Commission File No.: 001-01550
Date: March 24, 2014

The following news release was issued by Chiquita on March 24, 2014, in accordance with Rule 2.10 of the Irish Takeover Panel Act.

News Release
Contacts:
Steve Himes, 980-636-5636, shimes@chiquita.com, (Investors & Analysts)
Ed Loyd, 980-636-5145, eloyd@chiquita.com, (Media)

CHIQUITA BRANDS PROVIDES RULE 2.10 ANNOUNCEMENT
– RELEVANT SECURITIES IN ISSUE – UPDATE

CHARLOTTE, N.C. – March 24, 2014 - In accordance with Rule 2.10 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013, Chiquita Brands International, Inc. (“Chiquita”) confirms that as of  March 20, 2014 its issued share capital comprised 46,911,372 common shares, par value $0.01 per share (the “Common Shares”). All of the Common Shares are admitted to trading on New York Stock Exchange under the ticker symbol CQB. The International Securities Identification Number for these securities is US 1700328099.

On March 14, 2014, 19,328 Common Shares (net of any shares withheld for taxes) were issued upon the vesting, in the ordinary course, of restricted stock units held by certain officers of Chiquita.  In addition, 2,086 of the shares issued were sold on behalf of such officers to provide, on an estimated basis, the cash necessary to pay any remaining taxes owed as a result of the units vesting.  Such sales were effected pursuant to arrangements (i.e., Rule 10b5-1 plans under US law) previously put in place by such officers for such purpose.

Chiquita also confirms that, as of March 20, 2014, Chiquita had outstanding $200 million in aggregate principal amount of 4.25% Convertible Senior Notes due 2016 (the “Notes”). The Notes are convertible, under certain circumstances, at an initial conversion rate of 44.5524 Common Shares per US$1,000 in principal amount of the Notes (subject to adjustment in accordance with the terms of the Notes and the right of Chiquita to settle its obligations in Common Shares, cash or a combination thereof). The initial conversion rate is equivalent to an initial conversion price of $22.45 per Common Share.  The International Securities Identification Number for the Notes is US170032AT34.

Chiquita also confirms that, as at March 20, 2014, there were outstanding 1,044,062 options to acquire Common Shares and 1,864,315 Chiquita Share awards under the Chiquita Share plans (although, if past practices are followed, approximately 265,259 Chiquita Share awards would, at Chiquita's discretion, be paid in cash, rather than shares). Upon vesting and subject to adjustment in accordance with the transaction agreement, each option entitles the holder to purchase one Common Share at the applicable exercise price and each share award entitles the holder to receive one Common Share.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act.

Important Additional Information will be filed with the SEC

ChiquitaFyffes will file with the SEC a registration statement on Form S-4 that will include the Proxy Statement of Chiquita and Fyffes that also constitutes a Prospectus of ChiquitaFyffes. Chiquita and Fyffes plan to mail to their respective shareholders (and to Fyffes Equity Award Holders for information only) the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) in connection with the transactions described above.  INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed with the SEC by ChiquitaFyffes, Chiquita and Fyffes through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Chiquita and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202 or by calling +1 (980) 636 5000, and will be able to obtain free copies of the Proxy Statement/Prospectus /Scheme Circular (including the Scheme) and other documents filed by Fyffes with the Registrar of Companies in Ireland by contacting Seamus Keenan, Fyffes Company Secretary at c/o Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling + 353 1 887 2700.

Participants in the Solicitation

Chiquita, ChiquitaFyffes, Fyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the transaction. Information about the directors and executive officers of Fyffes is set forth in its annual report for the year ended December 31, 2012, which was published on April 9, 2013. Information about the directors and executive officers of Chiquita is set forth in its annual report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 12, 2013, and its Current Report on Form 8-K which was filed with the SEC on July 18, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus/Scheme Circular described above and other relevant materials to be filed with the SEC when they become available.

The Directors of Chiquita Brands International, Inc. accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.
Any holder of 1% or more of any class of relevant securities of Chiquita Brands International, Inc. may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013.
ABOUT CHIQUITA BRANDS INTERNATIONAL, INC.

Chiquita Brands (NYSE: CQB) is a leading international marketer and distributor of nutritious, high-quality fresh and value-added food products - from energy-rich bananas, blends of convenient green salads, other fruits to healthy snacking products. The company markets its healthy, fresh products under the Chiquita® and Fresh Express® premium brands and other related trademarks. With annual revenues of more than $3 billion, Chiquita employs approximately 20,000 people and has operations in approximately 70 countries worldwide. For more information, please visit www.chiquita.com.

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